BB 2/4

03001358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40892

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDNH Partners, L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM ID NO.

SEC MAIL PROCESSING RECEIVED JAN 2 9 2003 WASH, D.C. 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan 415-293-3897
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
FEB 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of MDNH Partners, L.P. and Subsidiary, as of November 30, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of January 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Herbert Kurlan
Signature

President of the General Partner
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MDNH Partners, L.P. and Subsidiary

Statement of Financial Condition

November 30, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

MDNH Partners, L.P. and Subsidiary
Table of Contents
November 30, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
MDNH Partners, L.P. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of MDNH Partners, L.P. and Subsidiary, including the consolidated condensed schedule of investments, as of November 30, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statement, exchange memberships are stated at market value. U.S. generally accepted accounting principles require that exchange memberships be stated at historical cost.

In our opinion, except for the effects of valuing exchange memberships at market value, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MDNH Partners, L.P. and Subsidiary as of November 30, 2002, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
December 20, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

MDNH Partners, L.P. and Subsidiary
Consolidated Statement of Financial Condition
November 30, 2002

Assets

Cash and cash equivalents	$ 866,073
Receivable from brokers	13,947,564
Securities owned	
Marketable ($34,208,466 pledged)	34,763,994
Not readily marketable	4,008,101
Exchange memberships, at market value	283,000
Other assets	241,710
Total assets	$ 54,110,442

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 39,158,411
Accounts payable and accrued expenses	383,316
Capital contribution received in advance	343,343
Minority interest	91,000
Total	39,976,070
Partners' capital	14,134,372
Total liabilities and partners' capital	$ 54,110,442

See accompanying notes.

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2002

This consolidated condensed schedule of investments presents the Partnership's individual investments and investments in any one issuer that constitute more than 5 percent of partners' capital. For the most part, positions are interrelated and result in hedged transactions from a risk standpoint. For example, a long stock position will likely have related short calls or long puts that offset the risk of carrying the long stock. Similarly, a short stock position will likely have long calls or short puts to offset the risk of carrying the short stock. This hedging allows the Partnership to benefit from leverage while substantially limiting risk. From time to time, the Partnership also enters into unhedged positions. Management of the general partner closely monitors all trading activities and trades in and out of these positions, as appropriate.

Marketable securities owned, equities - 116.7%		
Biotechnology and drugs - 9.4%		$ 1,322,220
Gold and silver - 9.8%		1,383,726
Oil well services and equipment - 6.8%		
Transocean Inc., 37,686 shares	$ 915,770	
Other	44,579	
Total oil well services and equipment		960,349
Personal and household products - 6.4%		
Proctor and Gamble, 10,800 shares		907,200
Semiconductors - 16.3%		
Maxim Integrated, 34,667 shares	1,458,787	
Other	839,722	
Total semiconductors		2,298,509
Tobacco - 23.5%		
Phillip Morris Companies, 87,906 shares		3,315,814
Other - 38.2%		6,310,140
Total marketable securities owned, equities		16,497,958
Marketable securities owned, equity options - 125.3%		
Biotechnology and drugs - 5.9%		838,728
Communications equipment - 5.9%		828,590
Communications services - 8.2%		
Alltel Corporation, 2,206 calls, 144 puts	979,605	
Other	176,030	
Total communications services		1,155,635
Computer hardware - 8.1%		
Sun Microsystems, 3,167 calls, 639 puts		1,149,300

See accompanying notes.

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2002

Insurance - 7.4%		
Marsh & McLennan, 3,286 calls, 465 puts	$ 742,205	
Other	310,715	
Total insurance		$ 1,052,920
Oil well services and equipment - 13.4%		
Transocean Inc., 2,210 calls, 1,599 puts	1,833,175	
Other	59,145	
Total oil well services and equipment		1,892,320
Semiconductors - 12.9%		
Texas Instruments, 380 calls, 377 puts	756,330	
Other	1,070,350	
Total semiconductors		1,826,680
Software and programming - 6.5%		915,315
Tobacco - 18.7%		
Phillip Morris Companies, Inc., 4,115 calls, 3,171 puts		2,641,465
Other - 38.3%		5,409,555
Total marketable securities owned, equity options		17,710,508
Marketable securities owned, bonds - 3.9%		
International bonds - 3.9%		555,528
Marketable securities sold, not yet purchased, equities - 211.4%		
Biotechnology and drugs - 4.5%		
Enzon Inc., 57,399 shares	1,060,734	
Other	278,573	
Total biotechnology and drugs		1,339,307
Communication equipment - 15.8%		
Qualcomm Inc., 42,394 shares	1,747,481	
Other	483,518	
Total communication equipment		2,230,999
Communication services - 44.5%		
Alltel Corporation, 109,564 shares	6,034,785	
Other	250,643	
Total communication services		6,285,428
Computer networks - 7.9%		
Black Box Corp., 22,305 shares		1,114,135

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2002

Insurance - 46.0%		
Marsh & Mclennan, 104,604 shares	$ 4,937,309	
Ambac Financial Group Inc., 25,090 shares	1,568,376	
Total insurance		$ 6,505,685
Personal & household insurance - 8.4%		1,184,904
Retail - 7.9%		1,118,933
Semiconductors - 9.4%		1,324,506
Software and programming - 15.9%		
Oracle System CP, 104,098 shares	1,264,791	
Other	978,628	
Total software and programming		2,243,419
Other - 46.2%		6,531,485
Total marketable securities sold, not yet purchased, equities		29,878,801
Marketable securities sold, not yet purchased, equity options - 65.7%		
Semiconductors - 5.5%		774,590
Tobacco - 10.6%		
Phillip Morris Companies, Inc., 336 calls, 1,798 puts		1,494,075
Other - 49.6%		7,010,945
Total marketable securities sold, not yet purchased, equity options		9,279,610
Securities, not readily marketable - 27.5%		
Sovereign Capital Partners, LLC		2,467,310
Other		1,540,791
Total securities, not readily marketable		4,008,101

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2002

Futures - 2.7%	
Receivable on open contracts - 6.3%	$ 895,486
Payable on open contracts - 3.7%	(517,708)
Total futures	377,778
Options on futures - 0.5%	
Receivable on open contracts - 5%	716,976
Payable on open contracts - 6%	(782,435)
Total options on futures	(65,459)
Total investments	$ (73,997)

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations and Basis of Consolidation—MDNH Partners, L.P. (the "Parent") and its majority owned subsidiary, MDNH Traders, LLC (the "Subsidiary") (collectively, the "Partnership"), are broker-dealers registered under the Securities Exchange Act of 1934 and act as market makers on exchanges located in San Francisco, Chicago, and New York. The Parent commenced its operations in 1989 and the Subsidiary commenced its operations in 1998. The Parent's partnership agreement and the Subsidiary's operating agreement provide, among other things, that the Parent and Subsidiary shall dissolve no later than December 31, 2019 and December 31, 2010, respectively.

The consolidated financial statements include the accounts of the Parent and the Subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The Partnership clears all securities and derivatives transactions through other clearing brokers. Consistent with common business practice, the Partnership's primary clearing broker provides office space and certain services.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Partnership defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management. Resulting unrealized gains and losses are reflected in revenue.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Revenue and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from translation of assets, liabilities, revenue and expenses are recorded in income.

Income Taxes—The consolidated financial statements do not reflect any federal income tax provision or liability because the income of the Partnership is taxable to the partners.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at November 30, 2002 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 16,497,958	$ 29,878,801
Equity options	17,710,508	9,279,610
Bonds	555,528	
Total	$ 34,763,994	$ 39,158,411

At November 30, 2002, marketable securities of $34,208,466 and cash at brokers of $11,760,753 were pledged as collateral for securities sold, not yet purchased.

Securities not readily marketable at November 30, 2002 consist of investments in limited partnerships and privately held companies and include investments in affiliates of $743,000. These securities represent investments in proprietary trading companies with assets and liabilities carried at market value.

Note 4 Partners' Capital

As of the close of business on March 31, 2002, the Parent's partnership agreement was amended and restated to provide for two classes of limited partners. B Limited Partners are invested in the trading of an officer and major shareholder of the General Partner (the "Officer") and A Limited Partners are invested in the remainder of the Partnership's operations, including the Subsidiary.

Profits and losses are allocated on a quarterly basis in accordance with the Parent's partnership agreement. Profits to A Limited Partners are first allocated to provide a cumulate preferred return, as defined, at an annual rate of 5 percent, and then 65 percent of profits thereafter, with the remaining 35 percent allocated to the General Partner. Losses are allocated first to A Limited Partners and then to the General Partner. Accumulated prior losses, if any, allocated to the A Limited Partners, are recouped before profit allocation. Accumulated losses after April 1, 2002, if any, allocated to the B Limited Partners are recouped before profit allocation. Profits to B Limited Partners are first allocated to provide a non-cumulative preferred return, as defined, at an annual rate of 5 percent, and then 50 percent of profits thereafter, with the remaining 50 percent allocated to the Officer.

The Parent's partnership agreement provides, among other things, that the General Partner shall maintain a capital balance equal to at least $150,000, and in no event less than one percent of aggregate capital accounts of all partners, and is responsible for the day to day operations and management of the Partnership.

Note 4 Partners' Capital, *Continued*

Limited partners may not withdraw capital from the Partnership within the first year of being a limited partner and without prior written notice, as provided in the partnership agreement, unless otherwise allowed by the General Partner.

Limited partners may contribute additional capital on the first business day of each fiscal quarter. Any contributions received prior to such date are considered capital contributions received in advance.

The General Partner is also an A Limited Partner of the Partnership. A Limited Partners' capital at November 30, 2002 includes $319,868 of equity of the general partner.

Note 5 Exchange Memberships

Exchange memberships are stated at market value and unrealized gains or losses are reflected in income. Generally accepted accounting principles require that exchange memberships be stated at historical cost. If the exchange memberships were stated at historical cost, exchange memberships and partners' capital would have been decreased by $87,600 as of November 30, 2002.

Note 6 Related Parties

At November 30, 2002, accounts payable and accrued expenses includes amounts due to affiliates of $213,000 arising from trading activities.

Note 7 Employee Benefit Plan

The Partnership maintains a qualified profit sharing and money purchase plan covering all eligible employees. Under the provisions of the plan, the Partnership may elect to make discretionary contributions to the plan.

Note 8 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Note 8 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decreases the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the consolidated statement of financial condition at November 30, 2002, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to November 30, 2002.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Partnership clears most of its trades through three clearing brokers. In the event the Partnership's clearing brokers do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 9 Net Capital Requirements

The Parent is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Parent is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2002, the Parent had net capital and net capital requirements of approximately $925,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

The Subsidiary is also a broker-dealer subject to Rule 15c3-1. As of November 30, 2002, the Subsidiary was in compliance with this requirement.

Note 10 Consolidated Subsidiary

The Subsidiary has total assets of approximately $38,249,000 and members' equity of approximately $4,459,000 at November 30, 2002.

The accounts of the Subsidiary are not included in the Parent's computation of net capital as the assets of the Subsidiary are not readily available for the protection of the Parent's creditors, and the liabilities of the Subsidiary are not guaranteed by the Parent.

Note 11 Financial Highlights

The total return for limited partners for the year ended November 30, 2002 was approximately negative 15 percent. Total return has been calculated for the limited partners taken as a whole. An individual partner's return may vary based on the timing of capital transactions.